January 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Christopher Edwards

Re:	Processa Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration No. 333-283986

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), A.G.P./ALLIANCE GLOBAL PARTNERS, as Sole Placement Agent (the “Placement Agent”), hereby joins Processa Pharmaceuticals, Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (the “Registration Statement”), to become effective as of 5:00 p.m., Eastern Time, on January 22, 2025, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Foley & Lardner LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus, dated January 16, 2025, are expected to be distributed to prospective dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The Placement Agent is aware of its obligations under, and confirm that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director